FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 19th May 2009

RESULT OF ANNUAL GENERAL MEETING

ROYAL DUTCH SHELL PLC

Royal Dutch Shell plc (“the Company”) announces the poll results on the resolutions at its Annual General Meeting held on 19th May, 2009 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, UK.

Pursuant to Listing Rule 9.6.2 two copies of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting today will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Resolution 1 : Adoption of Annual Report & Accounts
Votes for:	3,301,631,965	99.90%
Votes against:	3,394,595	0.10%
Votes withheld: 16,026,721

Resolution 2 : Approval of Remuneration Report
Votes for:	1,295,183,971	40.58%
Votes against:	1,896,170,360	59.42%
Votes withheld: 129,487,396

Resolution 3 : Appointment of Simon Henry as a Director of the Company
Votes for:	3,280,593,069	99.38%
Votes against:	20,547,187	0.62%
Votes withheld: 16,171,326

Resolution 4 : Re-appointment of Lord Kerr of Kinlochard as a Director of the Company
Votes for:	3,161,974,849	97.61%
Votes against:	77,443,311	2.39%
Votes withheld: 77,876,289

Resolution 5 : Re-appointment of Wim Kok as a Director of the Company
Votes for:	3,299,530,621	99.66%
Votes against:	11,201,446	0.34%
Votes withheld: 6,561,880

Resolution 6 : Re-appointment of Nick Land as a Director of the Company
Votes for:	3,277,454,277	98.99%
Votes against:	33,298,843	1.01%
Votes withheld: 6,532,929

Resolution 7 : Re-appointment of Jorma Ollila as a Director of the Company
Votes for:	3,267,776,286	98.70%
Votes against:	42,991,822	1.30%
Votes withheld: 6,543,725

Resolution 8 : Re-appointment of Jeroen van der Veer as a Director of the Company
Votes for:	3,285,320,691	99.23%
Votes against:	25,469,685	0.77%
Votes withheld: 6,488,027

Resolution 9 : Re-appointment of Hans Wijers as a Director of the Company
Votes for:	3,300,612,841	99.69%
Votes against:	10,145,470	0.31%
Votes withheld: 6,523,935

Resolution 10 : Re-appointment of Auditors
Votes for:	3,166,725,143	96.14%
Votes against:	127,304,917	3.86%
Votes withheld:13,781,614

Resolution 11 : Remuneration of Auditors
Votes for:	3,169,442,058	96.18%
Votes against:	126,049,344	3.82%
Votes withheld: 12,292,164

Resolution 12: Authority to allot shares
Votes for:	3,243,408,838	98.54%
Votes against:	48,169,573	1.46%
Votes withheld: 16,197,850

Resolution 13: Disapplication of pre-emption rights (Special Resolution)
Votes for:	3,244,915,494	98.60%
Votes against:	46,060,458	1.40%
Votes withheld: 16,801,768

Resolution 14: Authority to purchase own shares (Special Resolution)
Votes for:	3,225,150,091	97.96%
Votes against:	67,262,494	2.04%
Votes withheld: 15,359,768

Resolution 15: Authority for certain donations and expenditure
Votes for:	3,141,872,827	96.88%
Votes against:	101,117,285	3.12%
Votes withheld: 57,541,756

Please note that a ‘vote withheld’is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’and ‘against’a resolution.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 20 May 2009